Mail Stop 6010   March 18, 2008

Mr. James A. Hayward
Chief Executive Officer
Applied DNA Sciences, Inc.
25 Health Sciences Drive, Suite 113
Stony Brook, New York 11790

Re: Applied DNA Sciences, Inc.
**   Form 10KSB for the fiscal year ended September 30, 2005**
**   Form 10KSB/A for the fiscal year ended September 30, 2006**
**   Filed March 3, 2008**
**   File No. 2-90539**

Dear Mr. Hayward:

        We have completed our review of the referenced Forms 10KSB and 10KSB/A
and have no further comments at this time.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director